UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


             REINHOLD INDUSTRIES, INC. (FORMERLY KEENE CORPORATION)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75935A109
                     --------------------------------------
                                 (CUSIP Number)


                             Richard A. Lippe, Esq.
                                Managing Trustee
                              Keene Creditors Trust
                                  The Chancery
                                190 Willis Avenue
                             Mineola, New York 11501
                                 (516) 873-1412
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 18, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 _
|_|.

                                                                           _
        Check the following box if a fee is being paid with the statement |_|




                      The Index to Exhibits is on page [4].

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                                                               Page 2 of 4 Pages



This Amendment No. 2 amends and supplements the Schedule 13D filed on August 12, 1996 as amended by Amendment No. 1 (the "Schedule 13D") by the Keene Creditors Trust (the "Trust") with respect to the Class A Common Stock, par value $.01 per share (the "Class [A] Common Stock"), of Reinhold Industries, Inc. (formerly Keene Corporation), a Delaware corporation ("Reinhold"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

           Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs immediately before the final paragraph of such Item:

     Pursuant to the Stock  Purchase  Agreement,  a copy of which is attached as
Exhibit 99.2 hereto, between Reinhold Enterprises, Inc. ("REI") and Keene Creditors Trust, the holder of all of the Class B Common Stock (the "Trust"), dated May 18, 1999 (the "Stock Purchase Agreement"), at a closing scheduled to occur on May 21, 1999, or at such other time as shall be mutually agreed by the Trust and REI, the Trust will sell 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI at a purchase price of $9.00 per share. A press release announcing the execution of the Stock Purchase Agreement is attached as Exhibit 99.3 hereto. These shares represent approximately 49.9% of the outstanding common stock of the Company. Pursuant to the Company's Certificate of Incorporation, upon consummation of the sale of the shares to the Purchasers, all of the outstanding shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock, and at the next meeting of the stockholders of the Company called for that purpose, the holders of the Class A Common Stock, voting as a class, will be entitled to elect all of the directors of the Company. After the sale is consummated the Trust will retain 22,525 shares of Class A Common Stock which it has agreed not to sell for 3 years following the closing of the contemplated transaction. The Trust has also agreed not to acquire shares over the same three year period if that acquisition would make the Trust a "5% shareholder" of the Company with the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, or the regulations thereunder.

           The purchasers designated by REI are Massachusetts Mutual Life Insurance Company, MassMutual High Yield Partners II LLC, MassMutual Corporate Value Partners Limited, Ralph R. Whitney, Jr., Glenn Scolnik, Forrest E. Crisman, Jr., Andrew McNally, IV and Ward S. McNally (collectively, the "Purchasers"). Messrs. Whitney, Scolnik, Crisman, A. McNally and W. McNally are directors and/or officers of Hammond, Kennedy, Whitney & Company, Inc., a private equity firm ("HKW"). It is contemplated that each Purchaser will pay for the shares using his or its own available funds. Pursuant to the Stock Purchase Agreement, each Purchaser will execute a Qualified Designee Assignment and Assumption Agreement, a copy of which is attached as Exhibit 99.1 hereto.

            The Stock Purchase Agreement provides that it is a condition to the closing of the sale of the shares that Lawrence H. Diamond and Robert B. Steinberg, the members of the Board of Directors elected by the Trust (as the sole holder of Class B Common Stock), shall resign as directors. It is contemplated that Ralph R. Whitney, Jr. and Andrew McNally IV will be appointed by the remaining director, Michael T. Furry, as successor directors, following which the Board of Directors will consist of: Michael T. Furry, Ralph R. Whitney, Jr., and Andrew McNally IV.

            The foregoing is qualified in its entirety by reference to the Qualified Designee Assignment and Assumption Agreement and the Stock Purchase Agreement, Exhibits 99.1 and 99.2 respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See Item 4 above

Item 7.  Material To Be Filed as Exhibits

               Exhibit Number                        Title
               --------------                        -----

                  99.1                Form of Qualified Designee Assignment and
                                      Assumption Agreement
                  99.2                Stock Purchase Agreement, dated May 18,
                                      1999
                  99.3                Press release of Hammond Kennedy Whitney
                                      & Company, Inc.

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                                                               Page 3 of 4 Pages



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  May 20, 1999

                                        Keene Creditors Trust


                                        By: /s/ Richard A. Lippe
                                            ____________________________________
                                            Richard A. Lippe, Managing Trustee


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                                                               Page 4 of 4 Pages



      Exhibit                                      Method of
      Number             Title                      Filing              Page
      ------             -----                      ------              ----


      99.1       Form of Qualified Designee        Filed herewith       15
                 Assignment and Assumption
                 Agreement
      99.2       Stock Purchase Agreement,         Filed herewith       24
                 dated May 18, 1999
      99.3       Press release of Hammond          Filed herewith       49
                 Kennedy Whitney & Company, Inc.
